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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

UNIT CORPORATION

(Name of Issuer)

Common Stock, $.10 Par Value

(Title of Class of Securities)

909218109 (CUSIP Number)

January 30, 2004

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). George Kaiser Family Foundation

2.	Check the Appropriate Box if a Member of a Group* (a) ☒ (b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization State of Oklahoma

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power 4,638,700 shares 6. Shared Voting Power 2,222,948 shares 7. Sole Dispositive Power 6,861,648 shares 8. Shared Dispositive Power -0- shares

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,861,648 shares

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares* ☐

11.	Percent of Class Represented by Amount in Row (9) 15.7%

12.	Type of Reporting Person CO—Not for Profit

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Kaiser Francis Charitable Income Trust B

2.	Check the Appropriate Box if a Member of a Group* (a) ☒ (b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization State of Oklahoma

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power 4,638,700 shares 6. Shared Voting Power 2,222,948 shares 7. Sole Dispositive Power 6,861,648 shares 8. Shared Dispositive Power -0- shares

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,861,648 shares

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares* ☐

11.	Percent of Class Represented by Amount in Row (9) 15.7%

12.	Type of Reporting Person OO—Trust

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Frederic Dorwart

2.	Check the Appropriate Box if a Member of a Group* (a) ☒ (b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power 4,638,700 shares 6. Shared Voting Power 2,222,948 shares 7. Sole Dispositive Power 6,861,648 shares 8. Shared Dispositive Power -0- shares

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,861,648 shares

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares* ☐

11.	Percent of Class Represented by Amount in Row (9) 15.7%

12.	Type of Reporting Person IN

Item 1	(a)	Name of Issuer: UNIT CORPORATION (“Unit”)

1	(b)	Address of Issuer’s Principal Executive Offices

1000 Kensington Center 7130 South Lewis Tulsa, Oklahoma 74136

Item 2	(a)	Name of Person Filing:

This Schedule 13G with respect to the Common Stock of Unit Corporation is filed by the George Kaiser Family Foundation (“GKFF”), Kaiser Francis Charitable Income Trust B (“CITB”), and Mr. Frederic Dorwart. Mr. Dorwart is President of GKFF and sole trustee of CITB with voting and investment discretion over securities held by GKFF and CITB and by virtue of such position may be deemed to have beneficial ownership of the Common Stock of Unit held by GKFF and CITB. This amendment to Schedule 13G is being made to correct errors in the original Schedule 13G.

2	(b)	Address of Principal Business Office or, if none, Residence:

The address of the principal business office of GKFF, CITB and Mr. Dorwart is 124 East Fourth Street, Suite 100, Tulsa, Oklahoma 74103.

2	(c)	Citizenship:

GKFF and CITB were organized, associated or formed under the laws of the State of Oklahoma. Mr. Dorwart is a citizen of the United States of America.

2	(d)	Title of Class of Securities:

Common Stock, par value $0.10 per share

2	(e)	CUSIP Number: 909218109

Item 3	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not applicable

Item 4	Ownership.

The percentages used herein and in the rest of this Schedule 13G are calculated based upon a total of 43,575,245 shares of Common Stock issued and outstanding as of November 4, 2003, as reported in Unit’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2003.

A. GKFF GKFF may be deemed to share beneficial ownership over the holdings of CITB and Mr. Dorwart. GKFF’s holdings are as follows:

(a)	Amount beneficially owned: 6,861,648 shares

(b)	Percent of class: 15.7%

(c)	Number of shares as to which the person has:

	(i)	Sole power to vote or to direct the vote: 4,638,700 shares

	(ii)	Shared power to vote or to direct the vote: 2,222,948 shares

	(iii)	Sole power to dispose or to direct the disposition of: 6,861,648 shares

	(iv)	Shared power to dispose or to direct the disposition of: -0- shares

B. CITB

CITB may be deemed to share beneficial ownership over the holdings of GKFF and Mr. Dorwart:

	(a)	Amount beneficially owned: 4,638,700 shares

	(b)	Percent of class: 15.7%

	(c)	Number of shares as to which the person has:

		(i)	Sole power to vote or to direct the vote: 4,638,700 shares

		(ii)	Shared power to vote or to direct the vote: 2,222,948 shares

		(iii)	Sole power to dispose or to direct the disposition of: 6,861,648 shares

		(iv)	Shared power to dispose or to direct the disposition of: -0- shares

B. Frederic Dorwart

Mr. Dorwart may be deemed to share beneficial ownership over the holdings of GKFF and CITB:

(a)	Amount beneficially owned: 4,638,700 shares

(b)	Percent of class: 15.7%

(c)	Number of shares as to which the person has:

	(i)	Sole power to vote or to direct the vote: 4,638,700 shares

	(ii)	Shared power to vote or to direct the vote: 2,222,948 shares

	(iii)	Sole power to dispose or to direct the disposition of: 6,861,648 shares

	(iv)	Shared power to dispose or to direct the disposition of: -0- shares

Item 5	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ¨ .

Item 6	Ownership of More than Five Percent on Behalf of Another Person:

Not Applicable

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

Not Applicable

Item 8	Identification and Classification of Members of the Group:

Not Applicable

Item 9	Notice of Dissolution of Group:

Not Applicable

Item 10	Certification.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 30, 2004	George Kaiser Family Foundation

	BY:	/s/ Frederic Dorwart

Frederic Dorwart, President

Kaiser Francis Charitable Income Trust B

BY:	/s/ Frederic Dorwart

Frederic Dorwart, Trustee

/s/ Frederic Dorwart,

Frederic Dorwart

EXHIBIT INDEX

Exhibit 1. Joint Filing Agreement dated January 30, 2004 by and between George Kaiser Family Foundation, Kaiser Francis Charitable Income Trust B and Frederic Dorwart.